EXHIBIT 7

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions)

	1997	1998	1999	2000	2001	2001
Earnings
Income before taxes	GRD 2,256	GRD 5,382	GRD 1,259	GRD (3,231)	GRD 1,908	$5.0
Interest expense	3,725	3,431	3,565	3,834	3,984	10.4
Amortization of cap. interest	54	58	59	61	63	0.2
(Gain) loss from equity investments	(58)	66	59	68	103	0.3
Extraordinary debit (credit)	0	0	0	3,022	0	0.0
Minority share of subsidiaries (gain) loss	(188)	(86)	0	(25)	(4)	(0.0)

Total earnings	5,789	8,851	4,942	3,729	6,054	15.8

Fixed charges
Interest expense	3,725	3,431	3,565	3,834	3,984	10.4
Capitalized interest	85	75	13	28	28	0.0

Total fixed charges	3,810	3,506	3,578	3,862	4,012	10.4

Ratio	1.5	2.5	1.4	1.0	1.5	1.5